                                   APPENDIX 2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2000

                       PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
--------------------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F         [ X ]             Form 40-F        [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [___]             No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]

                          Peace Arch Entertainment Logo


April 19, 2000

Dear Shareholder:

Today we are pleased to announce our operating results for the second quarter of Fiscal Year 2000. For the three months ended February 29, 2000, the Company reported earnings of $79,603, or $0.02 per diluted share, on revenue of $2.8 million. In the comparable quarter of last year, the Company reported earnings of $163,000 or $0.05 per diluted share, on revenue of $15.1 million. The weighted average number of common shares outstanding increased 25% to 3,793,533 in the most recent quarter, versus 3,025,935 a year earlier, as a result of the Company's public stock offering in July 1999.

For the six months year-to-date ended February 29, 2000, the Company reported earnings of $443,211 or $0.11 per diluted share compared with $1,009,000 or $0.33 per diluted share in the comparable period of the prior year. As expected, second quarter results were down over the prior comparable quarter due to the fact that the delivery of the final episodes of season 2 of our television series, FIRST WAVE, was pushed from the second quarter into the third quarter.

The second quarter was a busy and very productive one for all of us at Peace Arch. On the production side, Q2 is typically at the end of the current production cycle and the series that started production in the spring are in the process of wrapping up. FIRST WAVE, our internationally acclaimed science fiction series, completed production of its second 22 episode season and immediately rolled into season 3. DEAD MAN'S GUN, which moved from Showtime to the much larger audience of TNN during the quarter, has earned ratings that surpassed TNN's initial expectations and we are actively negotiating the production of additional episodes.

On the development and business affairs side, Q2 was an extremely busy time as well, with two of the largest television trade shows in the world (MIPCOM in southern France and NATPE in New Orleans) serving as bookends for the quarter. For Peace Arch it was an unprecedented period of new deals and, almost as importantly, new relationships.

At the end of November, Peace Arch, S.L. Feldman & Associates and The Global Television Network, announced the signing of the creative team of David Steinberg and Frank van Keeken for our music industry sitcom THE AGENCY. Global went on to confirm an order for 22 episodes of the series. With this order were able to secure sufficient funding to "green light" the series, while leaving most of the world rights open for future sales. As we head towards production later this spring, for a fall 2000 air date, broadcaster interest in the US and key international territories is building.

During the quarter we also laid the groundwork for our new one hour action adventure series THE IMMORTAL which was announced early in Q3. THE IMMORTAL, featuring international television star Lorenzo Lamas, is set for first run US syndication this fall and has been pre-sold in a number of key international markets. THE

IMMORTAL is our first Canada-UK co-production, our first partnership with Britain's Studio Eight Productions and our first deal with L.A. based Hilltop Entertainment. The principals of both Hilltop and Studio Eight have extensive experience in of the film and television business, and both companies are what I would consider lean, aggressive and effective. We are convinced that this type of international co-production structure and these types of partnerships represent the way of the future for this industry.

Peace  Arch's  new  media  operations  were  highlighted  by  the  roll  out  of
Streamscapes.com. Streamscapes is our web based video streaming venture initially aimed at both the B2B and the entertainment markets. Because of our ability to marry our years of broadcast and narrowcast expertise, with the worlds leading webcasting technology, Streamscapes provides ourselves, and our customers, with true convergence opportunity. Our government and industry clients can deliver full motion, real time presentations and demonstrations to their offices and customers around the world. At the same time, we can provide robust, full motion companion web-sites for all of our television shows as well as those of our customers and entertainment industry partners. The fact that our shows currently air in tens of millions of households in over 40 countries around the globe, provides us with a unique ability to use our television shows to promote our web sites and use our web sites to promote our television shows.

We have resisted the temptation to change our name to Peace Arch.com or to artificially spin the Peace Arch story as a "Dot Com" story. The fact of the matter is that we are a media company and that the World Wide Web and the Internet represent the next and the natural evolution of our business. Streamscapes is but one example of that.

I remain firmly convinced that the only companies that will survive the current turmoil in the financial markets are companies that have real businesses that make money. The companies that will truly prosper over the long haul, are companies that offer evergreen products with international appeal, companies with key strategic relationships, companies that are agile and companies that are creative. Peace Arch is that type of company.

As I have said before, the growth of the 500 channel universe during the past decade has created unprecedented opportunities for companies like ours. The more recent explosive growth of the Internet has only served to heighten and accelerate these opportunities and to break down many of the traditional barriers to entry. Peace Entertainment is clearly in the right business at the right time.

PEACE ARCH ENTERTAINMENT GROUP INC.

"TIMOTHY GAMBLE"
----------------
PRESIDENT

THIS LETTER INCLUDES STATEMENTS THAT MAY CONSTITUTE FORWARD-LOOKING STATEMENTS, USUALLY CONTAINING THE WORDS BELIEVE, ESTIMATE, PROJECT, EXPECT OR SIMILAR EXPRESSIONS. THESE STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INHERENTLY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS THAT WOULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, CONTINUED ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES IN THE MARKETPLACE, COMPETITIVE FACTORS, DEPENDENCE UPON THIRD-PARTY VENDORS, AND OTHER RISKS DETAILED IN THE COMPANY'S PERIODIC REPORT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. BY MAKING THESE FORWARD-LOOKING STATEMENTS, THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE THESE STATEMENTS FOR REVISIONS OR CHANGES AFTER THE DATE OF THIS RELEASE.

                                     [LOGO]

                                   PEACE ARCH
                            ENTERTAINMENT GROUP INC.



                      American Stock Exchange - Symbol PAE
                  Toronto Stock Exchange - Symbol PAE.A, PAE.B



                              SECOND QUARTER REPORT

                            For the Six Months Ended
                     February 28, 1999 and February 29, 2000

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                           CONSOLIDATED BALANCE SHEETS
                  AS AT FEBRUARY 28, 1999 AND FEBRUARY 29, 2000

                                   (unaudited)

(Expressed in thousands of Canadian dollars)
=======================================================================================
                                                                1999            2000
---------------------------------------------------------------------------------------
ASSETS

Cash and cash equivalents                                   $       445    $     5,585
Accounts receivable                                               4,228          1,271
Tax credits receivable                                           13,213         16,949
Productions in progress                                           3,771          2,898
Prepaid expenses and deposits                                       112            623
Investment in television programming                              9,534         11,654
Property and equipment                                            9,565          7,007
Deferred costs                                                      214            488
Goodwill and trademarks                                           2,479          3,129
--------------------------------------------------------------------------------------

                                                            $    43,561    $    49,604
=======================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Bank indebtedness                                           $     9,357    $     8,121
Accounts payable and accrued liabilities                          3,604          5,755
Income taxes payable                                               --              630
Loans due to directors and shareholders                            --             --
Deferred revenue                                                  2,947          2,953
Deferred gain                                                      --              349
Future income taxes                                                 205          1,311
Debt                                                              8,104          4,130
--------------------------------------------------------------------------------------
                                                                 24,217         23,249
--------------------------------------------------------------------------------------

Shareholders' equity:
  Share capital                                                  26,644         32,368
  Authorized:
      100,000,000 Class A Multiple Voting Shares
         Issued - 1,454,583 (Feb 28, 1999 - 1,512,965)
      100,000,000 Class B Subordinate Voting Shares
         Issued - 2,366,163 (Feb 28, 1999 - 1,512,970)
      25,000,000 Preference Shares, issuable in series
         Issued - nil
  Other paid-up capital                                             136            136
  Deficit                                                        (7,436)        (6,149)
--------------------------------------------------------------------------------------
                                                                 19,344         26,355
--------------------------------------------------------------------------------------

                                                            $    43,561    $    49,604
=======================================================================================

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
        FOR THE SIX MONTHS ENDED FEBRUARY 28, 1999 AND FEBRUARY 29, 2000

                                   (unaudited)


(Expressed in thousands of Canadian dollars except per share information)
================================================================================================================================
                                                                     3 MONTHS ENDED                         6 MONTHS ENDED
                                                                 1999              2000                1999                2000
--------------------------------------------------------------------------------------------------------------------------------
REVENUE                                                      $  15,128         $   2,752           $  30,252           $  11,280

EXPENSES:
  Amortization of television programming                        12,553             1,381              25,067               7,400
  Other costs of production and sales                              747               309               1,508                 957
  Depreciation and amortization                                    117               132                 204                 277
  Selling, general and administrative                              784               846               1,330               1,665
  Interest                                                         273                96                 489                 324
--------------------------------------------------------------------------------------------------------------------------------
                                                                14,474             2,764              28,598              10,623
--------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) from operations before undernoted                  654               (12)              1,654                 657
Gain on sale of asset                                                -               129                   -                 216
--------------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                       654               117               1,654                 873
Income taxes                                                       491                38                 645                 430
--------------------------------------------------------------------------------------------------------------------------------

NET EARNINGS FOR THE PERIOD                                   $    163          $     79          $    1,009                 443

Deficit, beginning of period                                    (7,599)            (6,228)            (8,445)             (6,592)
--------------------------------------------------------------------------------------------------------------------------------

DEFICIT, END OF PERIOD                                          (7,436)            (6,149)        $   (7,436)          $  (6,149)
================================================================================================================================

BASIC NET EARNINGS PER COMMON SHARE                           $   0.05          $    0.02         $     0.33           $    0.11
=================================================================================================================================

FULLY DILUTED EARNINGS PER COMMON SHARE                       $   0.05          $    0.02         $     0.33           $    0.11
=================================================================================================================================

Weighted average number of shares outstanding
   during the period (000's)                                     3,026              3,794              3,026               3,790

                       PEACE ARCH ENTERTAINMENT GROUP INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
        FOR THE SIX MONTHS ENDED FEBRUARY 28, 1999 AND FEBRUARY 29, 2000

                                   (unaudited)

(Expressed in thousands of Canadian dollars)
===============================================================================================
                                                       3 MONTHS ENDED          6 MONTHS ENDED
                                                      1999        2000        1999        2000
-----------------------------------------------------------------------------------------------
Operating activities:
    Net earnings                                   $    163    $     79    $  1,009    $    443
    Items not involving cash:
       Depreciation and amortization                 12,743       1,482      25,610       7,632
       Future income taxes                              289         225         289         514
       Recognition of deferred gain                      --         (58)         --        (165)
       Other                                             --           8          --          17
    Changes in non-cash working capital                (828)      1,623      (6,018)        583
-----------------------------------------------------------------------------------------------
                                                     12,367       3,359      20,890       9,024
-----------------------------------------------------------------------------------------------

Investing activities:
    Investment in television programming            (14,568)     (1,547)    (29,307)     (8,780)
    Increase in deferred costs                          (51)       (215)        (97)       (295)
    Increase in goodwill and trademarks                  --         (20)         --         (29)
    Property and equipment acquired                     (65)        (32)       (161)        (37)
-----------------------------------------------------------------------------------------------
                                                    (14,684)     (1,814)    (29,565)     (9,141)
-----------------------------------------------------------------------------------------------

Financing activities:
    Issue of common shares, net                          --         185          --         185
    Repayments to directors and shareholders           (386)         --        (386)         --
    Increase in bank indebtedness                     1,377          57       6,708       1,189
    Increase in debt                                     --          --       1,200          --
    Repayment of debt                                  (204)        (64)       (278)       (127)
-----------------------------------------------------------------------------------------------
                                                        787         178       7,244       1,247
-----------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents     (1,530)      1,723      (1,431)      1,130
Cash and cash equivalents, beginning of period        1,975       3,862       1,876       4,455
-----------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period           $    445       5,585    $    445    $  5,585
-----------------------------------------------------------------------------------------------


Supplementary information:
    Interest paid (net of amounts capitalized)     $    250    $    154    $    489    $    265
    Income taxes paid                                    --          --          --          --

                                 [PEACE ARCH LOGO]






25th April 2000



TO WHOM IT MAY CONCERN:



Dear Sir or Madam:

Re:      Quarterly Report, Peace Arch Entertainment Group Inc.
         29th February 2000
--------------------------------------------------------------------------------


I hereby confirm that the Unaudited Consolidated Financial Statements for the Six Months Ended February 29, 2000 were sent by first class mail to the shareholders of the supplemental mailing list of Peace Arch Entertainment Group Inc. on 25th April 2000.

I trust you will find the above in order

Yours truly,

PEACE ARCH ENTERTAINMENT GROUP INC.




/s/ REBECCA PATERSON
---------------------------
Rebecca Paterson
Assistant to Juliet Jones, Chief Financial Officer

/enclosures

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Peace Arch Entertainment Group Inc.
                                             -----------------------------------
                                                         (Registrant)

Date  April 25th, 2000                   By  /s/ JULIET JONES
      ----------------------------           -----------------------------------
                                                         (Signature)*
----------------------------------           Juliet Jones, CFO
*Print the name and title under the signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.       Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.       Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.       Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.       Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.